EXHIBIT 14

Monarch Community Bancorp, Inc. /Monarch Community Bank

Conflict of Interest and Ethics Policy

All directors, officers, employees, agents and attorneys of Monarch Community Bancorp, Inc., and its wholly-owned subsidiary, Monarch Community Bank, are expected and required to act in a responsible and respectable manner at all times. Furthermore, while acting in their capacities as Bancorp or Bank directors, officers, employees, agents or attorneys, all such persons must remain free of outside influence that could result in the loss of objectivity regarding business conducted with customers or with the Bancorp/Bank. Further, all such persons must refrain from the unauthorized disclosure of confidential customer and Bank/Bancorp business information.

The Boards of the Bancorp and the Bank adopt this conflict of interest/ethics policy to govern the disclosure of potential conflicts of interest in accordance with applicable laws and regulations, and to prevent the development of improper relationships between the Bancorp and the Bank’s directors and employees, and third parties.

DOCUMENTATION

Each director, officer and employee will receive his or her own copy of this policy annually and will sign a written acknowledgement of its receipt and an agreement to comply with the policy. All auditors and attorneys engaged by the Bancorp/Bank shall receive a copy of this policy, and such auditor or attorney’s engagement by the Bancorp/Bank shall be subject to the requirements of this policy.

DISCLOSURE

The Bancorp’s and the Bank’s directors, officers and employees will disclose all potential conflicts of interest in writing annually. All written disclosures will be retained in the Bancorp/Bank’s files. These potential conflicts would include but are not limited to the following:

•	Management positions, such as directorships, held at outside organizations

•	Related interests, such as a company or political campaign controlled by that person, or the funds or services of which will benefit that person

•	Any compensation (including salaries, wages, or gifts) received from outside organizations

It is the responsibility of each director, officer and employee to be aware of the appearance of any potential conflict of interest and to remove himself or herself from any compromising position regarding the bank’s relationship with any organization with which he or she may be connected.

ACCEPTANCE OF GIFTS

Bancorp/Bank directors, officer, employees, agents and attorneys may accept small gifts or other items of value from customers, vendors, or those attempting to become vendors of the Bancorp/Bank as long as they are properly disclosed and the dollar value is considered nominal. Gifts valued up to $50 may be accepted without prior approval. Gifts to Directors and to officers who are members of the Management Executive Committee estimated to be of a value between $50 and $200 may be accepted with disclosure to the Chief Executive Officer. Gifts to Directors and to officers who are members of the Management Executive Committee exceeding $200 must receive the approval of the Chairman of the Board or the Board of Directors before acceptance. Gifts to employees who are not members of the Management Executive Committee exceeding $50 must receive the approval of the Chief Executive Officer or Management Executive Committee before acceptance.

Following are examples of the types of gifts Bancorp/Bank directors, officers, employees, agents and attorneys may accept from individuals or companies doing or seeking to do business with the Bancorp/Bank:

•	Meals, gratuities, amenities, or favors based on obvious family or personal relationships

•	Meals, refreshments, travel arrangements, accommodations, or entertainment of reasonable value in the course of a meeting or other bona fide business occasion

•	Loans from other financial institutions when made on customary terms for the purpose of financing usual and proper activities (Insiders must refer to the bank’s insider policy for additional guidance and regulatory requirements concerning loans from correspondent banks.)

•	Advertising or promotional material of reasonable value (pens, note pads, calendars, etc.)

•	Discounts or rebates on merchandise or services that are available to other similar customers

•	Gifts of reasonable value related to commonly recognized events or occasions such as a promotion, wedding, retirement, holiday, or other special occasion

•	Civic, charitable, education, or religious organizational awards for recognition of service and accomplishment

•	Other benefits or items of value, when approved in writing on a case-by-case basis.

SOLICITATION OF GIFTS

No director, officer, employee, agent, or attorney of the bank shall solicit anything of value from any customer of the Bank or vendor or potential vendor of the Bancorp/Bank, except for fees, interest, goods or services due the Bancorp/Bank as part of lawful business or banking relationships. Unsolicited gifts of goods of a value exceeding the limits stated above shall become the property of the Bank/Bancorp.

DISCLOSURE OF CONFIDENTIAL INFORMATION

Bancorp/Bank directors, officers, employees, agents and attorneys shall not disclose:

•	Confidential Bancorp/Bank business information, including but not limited to Business Plans and financial information and documents

•	Confidential Bank customer information and documents

•	Matters and documents discussed or presented at Bancorp/Bank Board and Committee meetings

Unless the disclosure of such information or documents is in accordance with applicable laws and regulations, and Bancorp/Bank Policy.

EXTERNAL INVOLVEMENT

The Bancorp/Bank encourages employees to participate in activities outside of the Bank, including charitable or political activities. However, federal law prohibits the Bank from making political contributions. To ensure the Bank’s separation from any political contributions, employees are prohibited, while on Bank property or while on duty, from soliciting other employees for political contributions on behalf of candidates for public office, political action committees, or political parties. Management may disseminate to employees materials from banking related political action committees, however, directors, officers and employees may not coerce other employees into contributions to such political action committees.

While the Bancorp/Bank may support certain charitable organizations, directors, officers and employees may not coerce other employees into contributions to such organizations.

ACTION FOR NONCOMPLIANCE WITH THE POLICY

All instances of violation of this policy will be reported to the Bank’s Compliance Officer, the Bancorp or Bank’s Chief Executive Officer, or the Chairman of the Board of the Bancorp or Bank. Such individual will investigate or direct an investigation of the situation, and appropriate action will be taken. If the violation involves an employee, such action shall be through the Human Resources Department. Action will be commensurate with the seriousness of the misconduct.

Failure to comply with this policy may result in termination of employment or removal from the Board. All alleged violations of this Policy and the results of the investigations of such allegations shall be reported to the Bancorp/Bank Board.

The Boards of Directors approved and adopted this policy on January 16, 2003.